Exhibit (a)(5)(Q)

Avast Announces Final Extension of the Offer for AVG

- Subsequent Offering Period to Expire on October 28, 2016

Prague, Czech Republic / Amsterdam, The Netherlands, October 17, 2016 – Avast Software B.V. today announced that it has extended the subsequent offering period of its previously announced tender offer to purchase all of the outstanding ordinary shares of AVG Technologies N.V. (NYSE: AVG) for $25.00 in cash. As extended, the subsequent offering period will expire at 11:59 p.m., New York City time, on October 28, 2016, unless earlier terminated. All other terms and conditions of the subsequent offering period of the tender offer remain unchanged. There will be no further extension of the subsequent offering period of the tender offer.

The depositary for the tender offer has advised Avast that as of 11:59 p.m., New York City time, on October 14, 2016, 49,241,015 AVG ordinary shares, representing approximately 96.5% of the outstanding AVG ordinary shares, have been validly tendered pursuant to the tender offer, including shares tendered during the initial offering period.

All shares validly tendered during the subsequent offering period will be immediately accepted for payment, and tendering holders will thereafter promptly be paid the same form and amount of offer consideration as in the initial offering period. The procedures for tendering shares during the subsequent offering period are the same as those applicable to the initial offering period, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) no withdrawal rights will apply to shares tendered during the subsequent offering period.

Following completion of the subsequent offering period, Avast expects to acquire the ordinary shares of AVG that were not tendered into the tender offer through the compulsory share acquisition process under Section 2:92a/2:201a of the Dutch Civil Code.

Avast is offering AVG shareholders the opportunity to tender their shares in this final extension of the subsequent offering period to avoid any adverse consequences of failing to tender AVG shares pursuant to the tender offer. As more fully described in the offer to purchase, such adverse consequences may include, among others:

•	reduced liquidity and marketability of any AVG shares that have not been tendered pursuant to the tender offer as a result of the delisting of AVG shares from the New York Stock Exchange, which is expected to occur as soon as practicable following this final extension of the subsequent offering period;

•	reduced consideration for any AVG shares that have not been tendered pursuant to the offer if Avast and AVG pursue a compulsory share acquisition process and the Dutch court determines a price for AVG shares that is less than $25.00; and

•	delayed payment for any AVG shares that have not been tendered pursuant to the tender offer due to the length of time required to complete the compulsory share acquisition process.

About Avast

Avast Software (www.avast.com), the global leader in digital security products for businesses and consumers, protects over 400 million people online. Avast offers products under the Avast and AVG brands, that protect people from threats on the internet with one of the most advanced threat detection network in the world. Avast digital security products for Mobile, PC or Mac are top-ranked and certified by VB100, AV-Comparatives, AV-Test, OPSWAT, ICSA Labs, West Coast Labs and others. Avast is backed by leading global private equity firms CVC Capital Partners and Summit Partners.

Forward-Looking Statements

This press release contains forward-looking information that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “are confident that,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “would” or the negative of these terms or other comparable terms. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Avast and AVG operate; the uncertainty of regulatory approvals; AVG’s delisting from the New York Stock Exchange and suspension of AVG‘s reporting obligations under the Exchange Act and to consummate the transactions and their plans described in this press release; and AVG’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in AVG’s filings with the U.S. Securities and Exchange Commission, including AVG’s Annual Report on Form 20-F for the year ended December 31, 2015. These forward-looking statements speak only as of the date of this release and neither Avast nor AVG assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Additional Information and Where to Find It

This press release does not constitute an offer to purchase or a solicitation of an offer to sell any securities of AVG. The solicitation and offer to purchase ordinary shares of AVG is being made pursuant to a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, filed by Avast with the SEC on July 29, 2016 (as subsequently amended, the “Tender Offer Statement”). AVG filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the SEC on July 29, 2016 (as subsequently amended, the “Solicitation/Recommendation Statement”). AVG shareholders are urged to read the Tender Offer Statement and Solicitation/Recommendation Statement, as they may be amended from time to time, as well as any other relevant documents filed with the SEC, carefully and in their entirety because they will contain important information that AVG shareholders should consider before making any decision regarding tendering their securities. The Tender Offer Statement and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by AVG will be available free of charge on AVG’s website at investors.avg.com.

Contacts

Avast Software

Marina Ziegler

PR & Communications Director

+49-(0)89-3815331-17

ziegler@avast.com

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